Alamos Gold Inc.
TSX:AGI | NYSE:AGI

CODE OF BUSINESS CONDUCT AND ETHICS

Alamos Gold Inc.
TSX:AGI | NYSE:AGI

Corrective Action and Consequences of a Violation	19
Non-Retaliation	20
Unsubstantiated Allegations	20
Retention of Complaints and Documents	20
Administration and Requests for Waivers	20
COMPLIANCE CERTIFICATE	22

Alamos Gold Inc.
TSX:AGI | NYSE:AGI

A Message from Our CEO

At Alamos Gold, we believe that good people and good mines are the foundation of our growth. Underpinning this growth has been the principles of good conduct and strong values, since our Company’s founding in 2003.
Our Code of Business Conduct and Ethics guides us in our interactions with each other and the communities in which we work.
It means that we act with integrity, that we are honest and transparent, and that we always choose to do the right thing.

We maintain a strong commitment to respect. We value treating everyone with dignity, fairness, and we foster an atmosphere of inclusiveness where everyone can thrive.
We strive for excellence in everything that we do, but we do so as a team. We work together because we know that by doing so, we can accomplish far more than we ever would on our own.
These values – integrity, commitment and teamwork – are fundamental to two other core values: safety and environmental sustainability.
As you embark on your own journey with Alamos, we ask that you uphold these principles, adhere to our Code of Business Conduct and Ethics and put these core values into practice every day, to help us create a positive legacy for all.

/s/ John A. McCluskey

John A. McCluskey
CEO and President
Alamos Gold Inc.

Alamos Gold Inc.
TSX:AGI | NYSE:AGI

We Are Committed to Ethical Business Conduct
Alamos Gold Inc., including all of its subsidiaries (“Alamos”, the “Company”, “we” and “our”), is committed to conducting business with integrity and in an honest and ethical manner, complying with all applicable governmental laws, rules, regulations and stock exchange rules, and to providing full, fair, accurate, timely and understandable disclosure in its public reports and communications.
Together, we are a knowledgeable and collaborative workforce who live our Values:
✓    Safety: Our first job is to make sure that our employees and contractors get Home Safe Every Day.
✓    Teamwork: We are sustained by teamwork. Our Company and our people thrive on it.
✓    Environmental Sustainability: We consider the natural environment, where we conduct our activities, with the highest regard.
✓    Integrity: We are here to do right by the people and places that we touch with our work.
✓    Commitment: We are passionately committed to the well-being of our Company, people, our stakeholders, and the places where we mine.
Alamos’ Board of Directors created the standards of business and personal conduct described in this Code of Business Conduct and Ethics (the “Code”) to align with our Values and to promote the highest moral, legal and ethical standards and conduct within the Company and to provide clear guidelines and expectations for all Alamos personnel and others doing work for Alamos.
Who does this Code apply to?
This Code applies to all Alamos employees, directors, officers and anyone who conducts business for or on behalf of Alamos including our consultants, contractors and suppliers (sometimes referred to in this Code as “you”). Your cooperation is necessary to maintain our reputation with our shareholders, business partners, prospective investors and other stakeholders for honesty and integrity, which is key to the continued success of our business.
A copy of this Code is made available to everyone who works for or with Alamos. Each year, every officer, director and employee must read the Code and confirm that they understand it and will follow it by executing the Compliance Certificate that appears at the end of this Code (or otherwise through electronic means, where Alamos so directs). In some cases, this Code may be explained to you by your manager or supervisor and in that case, that individual will be responsible for confirming that you have heard and understood the information in the Code.

Alamos Gold Inc.
TSX:AGI | NYSE:AGI

YOUR RESPONSIBILITIES
✓    Comply with all applicable laws, regulations, this Code and Alamos policies;
✓    Become familiar with and follow the standards applicable to your job;
✓    Act with honesty and integrity;
✓    Seek advice when needed;
✓    Raise concerns and report potential Code violations; and
✓    Certify annually your commitment to and compliance with this Code.

This Code is not intended to be a comprehensive guide to all of our policies or to all of your responsibilities under law or regulation. It provides general parameters to help you resolve the ethical and legal issues you may encounter in conducting our business. Think of this Code as a guideline, or a minimum requirement, which must always be followed. You must not assume that questionable activities not explicitly covered by or specifically prohibited by this Code are permissible.
The expectations set out in this Code and Alamos’ other corporate policies, including your responsibility for reporting suspected violations, are subject to all applicable laws and regulations under which Alamos operates. Compliance with this Code and the law is mandatory. However, if this Code is in conflict with any applicable law, the law takes priority.
Violations of this Code, any of Alamos’ other corporate policies or the law may lead to disciplinary action, including dismissal.
We Value Safety and Teamwork
Our people are most important to us. Keeping them safe, enabling their growth and development and operating in alignment with our Values is critical to Alamos. We believe that commitment and accountability are the cornerstones of a thriving and successful workplace. Every team member is expected to demonstrate dedication to their role, responsibilities, and the overall organization. This means consistently delivering high-quality work in a safe manner, meeting deadlines, and actively participating in team efforts. Accountability involves taking ownership of one’s actions and decisions, acknowledging mistakes, and learning from them to foster continuous improvement. As a company, we are committed to supporting team members with the tools, resources, information and training they need to thrive in their roles.
Health and Safety
The Company is committed to providing a safe, healthy and productive work environment, and to promoting safe and productive work practices throughout its operations with the goal of getting Home Safe Every Day. Employees must comply with all occupational health and safety and environmental laws, regulations and rules applicable to the business and operations of the Company – this also includes all Company-wide and site-specific policies.

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
Team members have a joint responsibility to promote health and safety in the workplace by ensuring compliance and by reporting or correcting dangerous conditions immediately so that workplace accidents are minimized. You have the right to refuse unsafe work and a duty to identify unsafe working conditions and unsafe practices or behaviours of your colleagues or our suppliers or contractors.
Whether through emails, meetings, safety briefings, or informal conversations, we value transparency and active listening. Team members are encouraged to ask questions, seek clarification when needed, and provide constructive feedback. You are expected to attend all required health and safety training programs as advised by the Company.
From both a safety and productivity standpoint, team members are required to communicate to their supervisor or other senior leader: safety hazards and unsafe practices; equipment issues; excessive workload and unreasonable deadlines; training needs; issues that are impacting or may impact their fitness for duty; any need for additional tools, equipment or resources; planned absences; breaches in policy; and any behaviour or activity that seems suspicious or threatening.
Weapons and hazardous devices are not permitted on Company property, at Company sponsored functions or on Company business. Engaging in any behaviour that damages or is likely to damage Company or third-party property is prohibited.
Alcohol & Drugs
To protect the safety of all team members, team members must report to work in a condition to perform their duties free from the influence of any substance that could cause impairment or prevent them from conducting work activities safely and effectively. The use of alcohol, cannabis and cannabis products, psychedelic products, illicit drugs and other mood-altering substances (i.e., any product that is legally or illegally used, resulting in cognitive or physical limitations that negatively impact performance on the job) in the workplace is prohibited. All employees scheduled on-call are expected to remain fit to respond to a call-in. If an employee or contractor is not on call and is under the influence of alcohol or other mood-altering substances, or in any condition that could impact safe operations, and is contacted by the Company to perform unscheduled services, it is the responsibility of the employee or contractor, as applicable, to declare the situation and decline the call without penalty.
You may consume alcohol after the workday when away from Company premises, for example, when on travel status, when at a training event or seminar, or in any other business-related situation, provided the formal business has been completed, alcohol is used responsibility and you do not return to work after the event. In the case of any Company social event, appropriate regard will be taken for the safety and well-being of individuals present and the community. Responsible alcohol use is permitted at Company sponsored social functions which have the prior approval of the General Manager and will be conducted in accordance with the Company’s Hosting Guidelines. Anyone who attends and consumes alcohol cannot return to work or to any mine site that day. Use of cannabis, psychedelic products or any other mood-altering substances in any form at a Company social event is prohibited; only those products provided at the event can be consumed at the event. Consistent with the safety considerations set out above, if alcohol is made available to guests in the course of conducting business (e.g., restaurant meeting), you are expected to use sound judgment and be responsible in hosting others. You must comply with all of the terms of Alamos’ Alcohol & Other Drugs Policy (and, in Mexico, the Politica de

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
Alcohol y Drogas en el lugar de Trabajo), which also provides additional information on prevention, assistance, rehabilitation and aftercare prevention.
Respectful and Inclusive Workplace
We are committed to fostering a respectful and inclusive work environment that is safe, provides equal opportunities, and is free from discrimination, harassment, and violence. Mutual respect is essential to achieving this. Any attitudes or behaviours that undermine a respectful workplace are harmful to everyone.
We are committed to creating and maintaining an accessible environment and will do so by preventing and removing barriers to accessibility. We will provide accommodation where required, in accordance with Company policies and applicable laws and regulations.
The Company does not permit discrimination, intimidation, or harassment of, or by, employees on the basis of race, colour or ethnicity, sex or gender identity or expression, age, marital status, pregnancy, national origin, religious beliefs, sexual orientation, disability, veteran status or on the basis of any other personal characteristics protected by law. Employees are entitled to freedom from all forms of personal harassment, whether verbal, physical, sexual or visual. They are also entitled to have their dignity honoured and their rights protected. We do not tolerate conduct that has the purpose or effect of creating an intimidating, hostile or offensive work environment or otherwise adversely affects an individual’s employment opportunities or conduct that explicitly or implicitly links submission to sexual conduct as a term or condition of employment or promotion decisions.
Discrimination is not permitted in the Company or any part of the employment relationship, including recruitment, promotion, training, job opportunities, salary, benefits and terminations. Employees must promote and maintain an environment that encourages personal respect and mutual trust. Employees are encouraged to speak out when a co-worker’s conduct makes them uncomfortable and to report harassment when it occurs.
You are not permitted to surveil another person without their knowledge, engage in any form of stalking activities or to commit, or threaten to commit, violent acts. Workplace harassment means engaging in a course of vexatious comment or conduct that is known or ought reasonably to be known to be unwelcome including bullying, intimidating or offensive jokes or innuendos, displaying or circulating offensive pictures or materials or offensive or intimidating phone calls. Workplace harassment may also relate to a ground of discrimination set out in applicable human rights legislation.
You must comply with this Code and the Company’s Workplace Harassment Policy and Program. We will not tolerate workplace harassment or violence of any sort, or retaliation or reprisal against any team member who files a good faith complaint alleging workplace harassment or violence.
We Value Environmental Sustainability
We embrace the principles of sustainable development in all aspects of our business. Sustainability for us encompasses excellence in health and safety, environmental management, community engagement, security and human rights. We have a Company-wide commitment to social responsibility and

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
environmental stewardship. We remain committed to building, operating, closing and rehabilitating mines in a manner that supports our sustainability vision and promotes the Company’s core Values.
Environmental Management
We are committed to preserving the long-term health and viability of the natural environments that surround our operations and projects. We continually invest in new initiatives to reduce our environmental footprint. Our goal is to minimize the environmental impacts of our activities, and to offset any impacts that cannot be fully mitigated or rehabilitated. We strive to meet or exceed international environmental standards related to our activities.
We have comprehensive management programs in place at all our sites to improve our environmental performance in the areas of greenhouse gases and air emissions; water, waste and tailings management; and reclamation and rehabilitation.
Community and Stakeholder Engagement
We believe that excellence in sustainability helps ensure a net benefit to all Alamos stakeholders, including helping local residents and host governments build communities that will have brighter futures beyond our presence. We engage in ongoing dialogue with each of our host communities to better understand their priorities and expectations, and to build long-term partnerships. At all times, we are respectful of local traditions, beliefs, culture, language, and all the defining features of a community, including Indigenous communities.
We will continue to advance our sustainability performance, facilitate meaningful engagement with our host communities, and support development initiatives that provide long-lasting benefits beyond the life of our mines.
We need your help to meet our goals through your compliance with all of Alamos’ sustainability and environmental policies and programs and your compliance with all applicable environmental laws. For more information on our commitments, please see our Sustainability Policy.
We Value Integrity and Commitment
We place the highest value on the integrity and accountability of our directors, officers, employees, consultants, contractors and suppliers and demand this level of integrity in all of our dealings. Our business dealings should be ethical, transparent and lawful.
We intend for our business practices to be compatible with the economic and social priorities of each location in which we operate, provided that honesty and integrity must always form the foundation of our activities. If this Code conflicts with any applicable law, you must follow the law. However, if any local custom or policy conflicts with this Code, you must follow the Code.

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
Fair Dealing
We require clear and precise communications in our contracts, our advertising, our media communications and our other public statements and seek to eliminate misstatement of fact, material omissions or misleading impressions.
Stealing proprietary information, possessing or using trade secrets obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited.
We do not engage in unfair business practices or anti-competitive behaviour such as improper collaborations with competitors (e.g., price or trade term fixing), bid-rigging, gathering information about competitors through inappropriate, misleading or dishonest means, sharing confidential information about each other’s pricing, profits, costs, sale terms, credit terms, customers, marketing or strategic plans, agreeing not to solicit each other’s customers, boycotting or refusing to deal with third-parties for arbitrary reasons, or interfering with or sabotaging a competitor’s business activities. We treat all of our competitors, customers, suppliers, partners and security holders with fairness and respect. You must not take unfair advantage of our suppliers, competitors or other third parties through manipulation, concealment, abuse of privileged or confidential information or any other unfair dealing practice.
You are responsible for complying with all competition laws and regulations in force in the various countries in which we operate as well as the Company’s Anti-Bribery, Anti-Corruption and Anti-Competition Policy (the “ABCC Policy”). You must seek timely advice from Alamos’ legal department if you have any questions or concerns relating to competition law.
Anti-Bribery and Anti-Corruption
As set out in our ABCC Policy, which you must also read and adhere to, we comply with all applicable anti-bribery and anti-corruption laws, including Canada’s Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the Mexican National Anti-Corruption System including the General Law of the National Anti-Corruption System, the General Law of Administrative Responsibilities, and the Mexican Criminal Federal Act and any other local anti-bribery and anti-corruption laws applicable to our operations. Any supplier, contractor or other business partner who violates the terms of the ABCC Policy or this Code or who misleads investigators making inquiries into potential violations of the ABCC Policy or this Code, may have their contracts re-evaluated or terminated.
Bribes, kickbacks and any other form of improper payment are strictly prohibited. You must not take them from anyone and you must not give (or promise to give) them to any representative of a government, a political party, a political candidate, labour union, supplier or other business partner in order to obtain a contract, some other commercial benefit or government action.
Examples of unacceptable bribery and corruption can include the provision or acceptance of any of the following: cash payments, phony jobs or “consulting” relationships, kickbacks, unapproved or non-publicly reported facilitation payments, political contributions, charitable contributions, social benefits or gifts, travel, hospitality, and reimbursement of expenses for the purposes of influencing conduct as well as extortion, fraudulent activities, embezzlement and money laundering. If you observe any of this

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
behaviour, are offered any bribe or asked to make a facilitation payment, you must report this to your supervisor immediately.
While Alamos regularly donates to charitable organizations, we do not make contributions to charities or other organizations that would confer a personal benefit, directly or indirectly, to a government official or private individual, except in the case of athletic, academic or similar sponsorship of an individual, but never in a circumstance where the purpose is to obtain an unfair or unethical advantage for the Company or otherwise. All donations must comply with Alamos’ Corporate Sponsorship and Donations Policy or its Site Sponsorship and Donation Policy, as applicable.
Gifts and Entertainment
Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures they play an important role in business relationships. However, a problem may arise when such courtesies compromise (or appear to compromise) our ability to make objective and fair business decisions.
Offering, soliciting or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift-giving seasons.
No gift or entertainment should ever be offered, given, provided or accepted by any director, officer or employee of the Company, or by any family member of a director, officer or employee, unless it: (1) is not a cash gift; (2) is consistent with customary business practices; (3) is not excessive in value; (4) cannot be construed as a bribe or payoff; (5) does not violate any applicable laws or regulations; (6) does not violate Company policies governing anti-corruption and bribery; (7) will in no case connect an item of value, including gifts and travel, to an official act by a government official; (8) will not appear to improperly obligate someone to act a certain way or embarrass either party if made public; and (9) does not violate any policies applicable to a third-party receiving a gift from us.
In general, permitted gifts, meals, services and entertainment given or received should be infrequent and should be of a non-material value. Under no circumstances should any gift or hospitality be given to a public official without prior approval of an executive officer of the Company and then not in an amount exceeding what is prescribed by law. Please discuss with your supervisor any gifts or proposed gifts if you are uncertain whether they are appropriate.
Political Activities and Contributions
Political contributions on behalf of the Company are prohibited. Unless you are engaged as a lobbyist for the Company in accordance with all applicable laws, you are prohibited from engaging in political activities, including lobbying, on the Company’s behalf.
You are permitted to make legal political contributions as a private citizen and may participate in political activities as long as they do not do so on Company time, do not use the Company name, do not use the financial or other resources of the Company, such as telephones, computers or supplies, do not

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
involve pressuring or influencing co-workers, customers or business partners whom you know through your job with the Company in ways related to your own personal political activity, and abide by laws and regulations in those countries, states and provinces that limit political donations.
We may occasionally express our views on local and national issues that affect our operations. In such cases, Company funds and resources may be used, but only when permitted by law and by our strict guidelines. Company participation in advocacy activities, including efforts to influence legislation, regulation or policy, will comply with all applicable laws, regulations and reporting requirements. Any engagement of third parties to assist with such activities must also comply with Alamos’ policies and applicable law.
International Trade
Alamos is committed to observing all import and export regulations that govern the transfer of goods, information, technology, software and services to and from Alamos. Alamos is committed to compliance with applicable sanctions, export control and customs laws when importing or exporting. When a transaction or other business dealing involves a high-risk jurisdiction (e.g., Belarus, China, Russia, Sri Lanka or any other jurisdiction in respect of which sanctions have been placed by Canada, the United States or Mexico), you must conduct appropriate diligence to ensure compliance with such laws. If you become aware of any information that indicates that a current or potential contractor, supplier or other business partner is on any restricted party list or engaged in business in a sanctioned jurisdiction you should promptly report that information to your supervisor, who must in turn report that information to the Senior Vice President, Projects for project-specific relationships or to the Chief Operating Officer of the Company for all other relationships.
Human Rights
We diligently seek not to infringe, directly nor through complicity in the acts of others, on the human rights of our employees, contractors, workers in our supply chain, members of the communities where we operate, or others who are affected by our activities. Our contractors, suppliers and business partners are expected to comply with our Human Rights Policy, our Supply Chain Policy and to share this commitment and to put in place policies and processes that support and uphold respect for human rights.
We respect the collective and customary rights of local and indigenous peoples near our sites of operation and ensure consultation with all relevant stakeholders is taken.
We do not discriminate against any individual on the basis of race, colour or ethnicity, sex or gender identity or expression, age, marital status, pregnancy, national origin, religious beliefs, sexual orientation, disability, veteran status, any other personal characteristics protected by law or any other arbitrary characteristic unrelated to the individual’s job performance.
You must not be complicit in human rights abuses, including by knowingly providing assistance, encouragement or support that contributes to the perpetration of abuse, tolerating such abuse, or remaining inactive or silent in the face of such abuse.

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
Alamos will not support any form of modern slavery, including forced or compulsory labour or child labour. If you become aware of any information that indicates that a current or potential contractor, supplier or other business partner is using such labour, or that the use of such labour exists in any part of their supply chain, you should promptly report that information to your supervisor, who must in turn report that information to the Senior Vice President, Projects for project-specific relationships or to the Chief Operating Officer of the Company for all other relationships.
Alamos only engages workers on the basis of recognized employment or independent contractor relationships in accordance with local law, provides clear information about wages and benefits to workers before they are engaged, ensures wages and benefits comply with applicable laws, respects workers’ rights to associate freely, join or form unions or works councils and bargain collectively in accordance with local law, and works with high-quality business partners that have committed to operating under ethical standards equivalent to the Company’s.
Government Cooperation
We strive to build strong relationships with the local and national governments where we operate. We are committed to full cooperation with Indigenous governments and other governmental requests and investigations. Any government requests for information, documents, interviews or other inquiries or investigations and government visits to any of the Company’s sites, facilities or offices must be referred immediately to Alamos’ legal department and the Vice President, Public Affairs.
We Avoid Conflicts of Interest
We insist on ethical dealings with others and the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. You should not be involved in any activity that creates or gives the appearance of a conflict of interest (i.e., any situation where your private interest or personal gain interferes or appears to interfere with your performance in the best interests of Alamos), except as otherwise permitted under this Code.
If you find yourself in a situation where you have a real or perceived conflict of interest, you must declare it to your supervisor and remove yourself from any decision-making with respect to that conflict. Directors and officers must notify the Chair of the Audit Committee of the existence of any actual or potential conflict of interest for the purpose of developing a means for the ethical handling of that situation.
Unless specific permission has been provided by the Chair of the Audit Committee, no officer, director, employee, contractor, or consultant shall:
i.     stake mineral claims or acquire mineral properties in their own interest or in the interest of any syndicate not owned, controlled or directed by Alamos within 15 kilometers of any of Alamos’s mineral properties;
ii.    use Alamos’s property for any activities not associated with the discharge of their official duties;

Alamos Gold Inc.
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iii.    demand, accept or offer to accept from a person or company having dealings with Alamos, a commission, reward, advantage or benefit of any kind, directly or indirectly, except for casual benefits such as hospitality or small gift items within normal and reasonable expressions of business courtesy;
iv.    accept any personal loan or guarantee of obligations from Alamos, except to the extent such arrangements are legally permissible and approved in advance by the Chair of the Audit Committee;
v.    in the performance of their duties, accord or influence others to accord preferential treatment to immediate family members, which includes spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives, or to organizations in which they or their family members have any interest;
vi.    be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that competes, or whose interests may conflict, with Alamos, supplies products or services to Alamos or otherwise where the demands of the outside business would interfere with the officer’s or employee’s responsibilities to Alamos;
vii.    have any financial interest, or have immediate relatives who have any financial interest, including significant share ownership, in any entity with which we do business that might create or give the appearance of a conflict of interest; or
viii.    seek or accept personal loan services from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses.
We Protect Confidential Information and Our Corporate Assets
Confidential Information
As part of your work with Alamos, you may be entrusted with confidential information about the Company, our business and our business partners. Confidential information is information that is not legally available to the public and is the Company’s property or the property of our business partners and in many cases was developed at great expense.
Confidential information can include such things as: technical or scientific information about current and future projects; business opportunities or projections; earnings and other internal financial data; personnel information; and other non-public information that, if disclosed, might have a material impact on the market value of Alamos’ securities, be of use to our competitors, or harmful to our suppliers or other business partners.
Confidential information may only be used for our legitimate business purposes and not for personal gain. You must not disclose confidential information to third parties or discuss confidential information with, or in the presence of, any unauthorized persons, including family members and friends. You must continue to comply with these obligations after leaving the Company.

Alamos Gold Inc.
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Nothing in this Code precludes, or purports to preclude, any director, officer, employee, contractor or consultant from: (i) providing information to a recognized self-regulatory organization or law enforcement agency, whether or not that information would otherwise be considered confidential, where the director, officer, employee, contractor or consultant reasonably believes that the information is about an action of the Company (whether it has occurred, is ongoing or is about to occur) that is contrary to applicable laws or a by-law or other regulatory instrument of a recognized self-regulatory agency or law enforcement agency; or (ii) cooperating, testifying or otherwise assisting or expressing an intention to cooperate, testify or otherwise assist in an investigation by a securities commission, recognized self-regulatory organization, law enforcement agency, recognized tribunal or in a judicial proceeding in respect of an action in (i).
Personal Information
Employees who collect personal information from other employees or third parties on behalf of the Company must do so in a lawful, ethical and non-intrusive manner and must inform the individual involved in advance of the purpose for which information is being collected. Employees must take appropriate steps to ensure that all personal information collected is accurate and is retained for no longer than necessary.
Employees must maintain the confidentiality of all personal information held by the Company. Employees must not disclose such personal information to other employees unless it is reasonably required by them to perform their jobs. Employees must not disclose such personal information to third parties unless required by applicable law or regulation (and then only to the extent required) or unless the informed consent of the relevant individual has been obtained.
Insider Trading
Officers, directors, employees, contractors and consultants are prohibited from:
i.     buying or selling securities of the Company, or securities of a corporation in a “special relationship” with the Company, while in possession of material information concerning the Company or the special relationship corporation that has not been generally disclosed; and
ii.    disclosing such material information to third parties (i.e., “tipping”) except in the necessary course of business. These prohibitions on trading also apply to any persons to whom such material information is disclosed (for example, immediate family members, agents and advisors of the Company).
A corporation is in a “special relationship” with the Company if the Company owns, directly or indirectly, 10% or more of the shares of the corporation or the Company is proposing to make a take-over bid for the corporation, effect a reorganization, amalgamation, merger or similar business combination with the corporation or acquire a substantial interest in the corporation or its property.
Securities legislation in Canada and the United States provides for criminal and civil liability for persons who engage in illegal insider trading or illegal transmission of undisclosed material information relating to the Company. These sanctions are intended to ensure that no one who is in possession of or has knowledge of undisclosed material information takes advantage of such information through trading in

Alamos Gold Inc.
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securities of the Company. If you are not sure whether certain information is considered material or non-public, you may consult with the legal department for guidance.
Officers, directors and employees must also comply with any further share trading directives issued by the Company and the Company’s Insider Trading Policy.
Media Requests and Social Media
All information released to the public through any channel must be full, fair, accurate, timely and understandable, which requires a full understanding of the entirety of Alamos’ operations and future planning. Appropriate disclaimers must be used, especially if the communication contains forward-looking information. For this reason, unless expressly authorized by the Company’s Disclosure Policy as part of your job duties, you are not permitted to speak about or on behalf of the Company to the media, shareholders or the investment community, even if contacted by anyone interested in learning more about Alamos. You must forward all media questions to the Vice President, Public Affairs and all analyst and shareholder requests to the Senior Vice President, Investor Relations.
Any employee who plans to deliver a speech at a conference or event, participate in a panel discussion, give an interview in the media or provide any comment to a member of the press may be considered to be speaking on behalf of the Company and therefore requires explicit approval to do so in advance, unless otherwise permitted to do so by the Company’s Disclosure Policy.
When using social media (e.g., social networking and media sites, applications, internet chat rooms and communities, blogs, newsgroups, bulletin boards used to communicate or share content with others, etc.) you are expected to use common sense and conduct yourself in accordance with the standards set by this Code (including, for example, treating colleagues with dignity and respect and safeguarding confidential, financial and proprietary information). If writing personally, and there is any risk of confusion, however slight, make it clear that your views expressed are your personal views. Be mindful that what you post may be reflective of the Company, even if not related or intended. Never reveal confidential information about the Company or its dealings and be careful not to discuss Company trade secrets, contracting or any other proprietary information. If you become aware of any negative discussion about the Company that is occurring on social media or other online internet platforms, you are encouraged to advise the Vice President, Public Affairs.
Corporate Assets and Opportunities
Our corporate assets and property include everything from our office space, equipment, software programs and licences and all intellectual property such as trademarks.
Officers, directors and employees must promptly disclose to Alamos:
i.     any inventions, discoveries or improvements in systems, method or processes that they make through and in the course of their employment with Alamos;
ii.    any mineral discoveries, opportunities to acquire mineral assets or mineral interests and other business opportunities that are similar to the business activities conducted by Alamos, which come to their attention during the term of their employment with Alamos; and

Alamos Gold Inc.
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iii.    any unauthorized use of Company copyrighted work, patents, trademarks or other intellectual property of which you become aware.
The above also form part of the Company’s corporate assets, are the Company’s property and are subject to the confidentiality obligations set out in this Code both before and after they have been disclosed to Alamos. Officers, directors and employees are not permitted to compete with the Company or take for themselves (or direct to a third party) a business opportunity that is discovered through the use of the Company’s property, information or their position, unless the Company has already been offered the opportunity and turned it down.
You are responsible for protecting the Company’s assets and ensuring their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud, theft or improper use should be immediately reported for investigation. The use of Alamos’ property or resources for any personal benefit or the personal benefit of anyone else is prohibited.
Use of Technology
Alamos provides team members with technology tools such as hardware, software, mobile devices, data, network access and other systems. In using these systems, you must comply with all of the Company’s information technology policies and guidelines including those related to security, internet and on-line acceptable use, purchasing and procurement, third party access, password protection, data classification and handling, mobile devices and data backup and restoration processes. You must also participate in ongoing training and take necessary steps to safeguard the assets of the company.
E-Mail systems and internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. You may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit material or jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment. Also remember that “flooding” our systems with junk mail and trivia hampers the ability of our systems to handle legitimate Company business and is prohibited.
Employees should not download copyrighted materials, should not copy material that is not licensed to the Company and should follow the terms of a license when using material that is licensed to the Company. No changes should be made to licensed materials without the prior consent of the Company. In addition, employees are discouraged from downloading games and screensavers, as these are common sources of viruses.
Your messages (including voice mail) and computer information are considered the Company’s property and may be monitored by Alamos. As such, you should not have any expectation of privacy. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.
We Provide Full, Fair, Accurate, Timely and Understandable Disclosure
We are committed to providing our shareholders and investors with full, fair, accurate, timely and understandable disclosure in the reports that we file with the Canadian securities regulators and, if

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
applicable, the United States Securities and Exchange Commission. To this end, our directors, officers, employees, contractors and consultants shall:
i.     not make false or misleading entries in our books and records;
ii.    not condone any undisclosed or unrecorded bank accounts, “off the books” records, or assets established for any purpose;
iii.    comply with generally accepted accounting principles and adhere to both the form and spirit of technical and ethical accounting standards;
iv.    notify the Chair of the Audit Committee if there is a significant unreported transaction;
v.    maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded and that the potential loss, theft or misuse of Company assets is minimized or prevented;
vi.    maintain books and records that accurately and fairly reflect our transactions;
vii.    maintain a system of internal controls that will provide reasonable assurances to our management that material information about Alamos is made known to management, particularly during the periods in which our periodic reports are being prepared;
viii.    present information in a clear and orderly manner;
ix.    provide full reporting of facts, professional judgments and opinions, whether favourable or unfavourable;
x.    exercise reasonable diligence when approving transactions and expenditures or signing documents; and
xi.    comply with the Company’s Disclosure Policy.
Financial Books and Records
The Company is committed to only conducting business with reputable third parties who are engaged in legitimate business activities and whose funds are derived from legitimate sources. All financial and other transactions involving or affecting the Company must be properly authorized and approved in accordance with the Company’s Delegation of Authority Policy and fully and accurately recorded in the financial books and records of the Company in accordance with applicable laws and regulations, the controls and procedures of the Company, generally accepted accounting principles, and the highest standards of integrity.
Employees responsible for establishing and managing the financial reporting systems of the Company (“Finance Employees”) must ensure that:
i.     all business transactions are properly authorized;
ii.    all records fairly and accurately reflect the transactions or occurrences to which they relate;

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
iii.    all records fairly and accurately reflect in reasonable detail the assets, liabilities, revenues and expenditures of the Company;
iv.    the accounting records do not contain any false or intentionally misleading entries;
v.    no transactions are intentionally misclassified as to accounts, departments or accounting periods; and
vi.    all transactions are supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.
Officers responsible for establishing and managing the financial reporting systems of the Company must establish and maintain procedures to:
i.     educate Finance Employees about, and monitor their compliance with, applicable laws and regulations;
ii.    identify any possible violations of applicable laws and regulations and report them to the Audit Committee;
iii.    encourage and reward professional integrity;
iv.    eliminate any pressure to achieve specific financial results by altering records and other entries, misapplying accounting principles, or entering into transactions that are designed to circumvent accounting controls or otherwise disguise the true nature of the transaction; and
v.    encourage Finance Employees to report deviations from accounting practices and procedures.
Employees must protect the financial books and records of the Company from destruction or tampering and must not conceal information relating to the Company from management, the auditors or the legal advisors of the Company.
Questions related to the financial books and records of the Company should be referred to the Chief Financial Officer of the Company or the Chair of the Audit Committee.
Technical Disclosure, Mineral Reserves and Mineral Resources
All technical disclosure and the estimation of mineral reserves and mineral resources is to be made in a manner consistent with applicable laws and the Company’s policies and procedures. Technical disclosure and mineral reserve and mineral resource estimates are considered confidential until made public in accordance with the Company’s disclosure controls, procedures and policies. Mineral reserves and mineral resources are one of the primary bases for the valuation of the Company’s securities. Accurate and timely disclosure of mineral reserve and mineral resource data is therefore critical to the integrity of the Company within the investment community. Compliance with all legal requirements for the delineation of, and disclosure with respect to, mineral reserves and mineral resources and other technical disclosure is essential.

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
We Speak Up
Reporting Violations of this Code
You are strongly encouraged to report in writing, any known or suspected violations of laws, governmental regulations or this Code to the Chair of the Audit Committee of our Board (see “Making a Complaint” below). You may also contact the Chair of the Audit Committee with a question or concern about this Code, accounting or auditing matters or a business practice (see “Making a Complaint” below). Any questions or violation reports will be addressed immediately and seriously and can be made anonymously.
Our policy is to foster a work environment in which ethical issues and concerns can be raised and discussed with supervisors or with others without the fear of retribution. This reporting policy is intended to encourage and enable employees and others to raise serious concerns within the Company so that they may be dealt with swiftly and confidentially. However, it is not required to first make a complaint through the Company’s reporting policy prior to making a complaint to a recognized self-regulatory organization or law enforcement agency and nothing in this reporting policy prohibits, or is intended to prohibit, any individual from making a report to a recognized self-regulatory organization or law enforcement agency pursuant to such organization’s or agency’s procedures for doing so.
Where a complaint is made to Alamos directly in accordance with the Company’s reporting policy, the Chair of the Audit Committee or his/her designee will investigate any reported violations. The Chair of the Audit Committee or his/her designee will have sole responsibility to judge whether there has been a violation of the Company’s Code of Business Conduct and Ethics (or other corporate policies) and, if warranted, will determine an appropriate response, including corrective action and preventative measures, involving the Chair of the Audit Committee or Chief Executive Officer when required. All reports will be treated confidentially to every extent possible. We will not allow any retaliation against a director, officer, employee, contractor or consultant who acts in good faith in reporting any violation either internally or to a recognized self-regulatory organization or law enforcement agency pursuant to such organization’s or agency’s procedures for doing so.
Making a Complaint
In order to facilitate the reporting of complaints, the Company’s Audit Committee has established the following procedures for:
i.     the receipt, retention and treatment of complaints regarding any known or suspected violations of laws, governmental regulations or this Code (“Code of Conduct Matters”); and
ii.    the confidential anonymous submission of complaints by directors, officers, employees, contractors, consultants or members of the public.
Concerns or complaints regarding Code of Conduct Matters or suggestions and ideas for process improvements may be reported on a confidential, anonymous basis in writing directly to the Chair of the Audit Committee (the “Investigating Officer”) using Alamos’ confidential reporting hotline, which is

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
provided by an independent third-party service. The hotline is available 24 hours a day, 7 days a week, by calling the below dedicated numbers, toll-free:
•Canada/US: 1-866-553-3142
•Mexico: 001-844-358-0110
•Türkiye: Access Code: 0811-288-0001, Toll-Free #: 844-637-6755
The hotline is also available by completing a web form (available in English, French, Spanish and Turkish) through our secure website at www.alamosgold.ethicspoint.com.
Employees and members of the public may also report complaints by contacting either or both of the individuals below directly.

Primary Contact: General Counsel Alamos Gold Inc. 181 Bay Street, Suite 3910 Toronto, ON M5J 2T3 Canada	Secondary Contact: Senior Director, Internal Audit and Compliance Alamos Gold Inc. 181 Bay Street, Suite 3910 Toronto, ON M5J 2T3 Canada
Alternatively, a complaint may be sent by email to report@alamosgold.com. Complaints sent to this e-mail will be sent to the General Counsel, the Senior Director, Internal Audit and Compliance and the Chair of the Audit Committee. All complaints sent to this email are treated on a confidential basis.
We encourage complaints in writing so as to ensure a clear understanding of the issues raised, however verbal complaints are also permitted. The complaint should be factual rather than speculative and should contain as much specific information as possible to allow for proper assessment. The complaint describing an alleged violation or concern should be candid and set forth all the information that the person knows regarding the allegation or concern. In addition, all complaints must contain sufficient corroborating information to support the commencement of an investigation. The Company may, in its reasonable discretion, determine not to commence an investigation if a complaint contains only unspecified or broad allegations of wrongdoing and without appropriate information support.
Treatment of Complaints
Upon receipt of the complaint, the Investigating Officer shall make a determination, in his or her reasonable judgment, whether a reasonable basis exists for commencing an investigation into the complaint and therefore, whether to recommend an investigation. To assist in making this determination, the Investigating Officer may conduct an initial, informal inquiry. At the request of the Investigating Officer, other parties may become involved in the inquiry based on their oversight responsibility or expertise.
To the extent possible, all complaints will be handled in a confidential manner. In no event should information concerning the complaint be released to persons without a specific need to know.

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
Investigation of complaints should be prompt. The determination by the Investigating Officer will be communicated to the director, officer or employee who brought the complaint, unless anonymous without the ability for further contact, to the Audit Committee and to relevant management, as appropriate.
Upon making a determination to recommend a formal investigation, the Investigating Officer will promptly notify the members of the Audit Committee. The Audit Committee will then determine, in its reasonable judgment, whether a reasonable basis exists for commencing a formal investigation into the complaint. If the Audit Committee makes such a determination, then it shall instruct the Investigating Officer to proceed with a formal investigation. The Investigating Officer shall oversee all investigations under the authority of the Audit Committee. The Audit Committee shall ensure coordination of each investigation and shall have overall responsibility for implementation of this reporting policy. The Audit Committee shall have the authority to retain outside legal or accounting expertise in any investigation, as it deems necessary to conduct the investigation in accordance with its charter and this reporting policy.
You are required to cooperate with any investigation conducted in accordance with this reporting policy. If you mislead or hinder investigators inquiring into potential violations of this Code, any other Company policies or the law, you will be subject to disciplinary action.
At each meeting of the Audit Committee, the Chair shall prepare a report to the Audit Committee stating the nature of each complaint submitted during the quarter, if any, immediately preceding the meeting of the Audit Committee, whether or not the complaint resulted in the commencement of a formal investigation, and the status of each investigation. Subject to disclosure to regulatory authorities, any communications with investigators about any past or present investigation must be kept confidential.
Notwithstanding the foregoing, complaints received that relate to a breach of the Company’s Alcohol & Other Drugs Policy or its Workplace Harassment Policy and Program may be handled in the manner specified in the applicable policy.
The procedures for receiving and managing complaints pursuant to this reporting policy may be modified by the Audit Committee as necessary to avoid any conflicts of interest in the receipt and investigation of complaints.
Corrective Action and Consequences of a Violation
The Audit Committee, with the input of the Investigating Officer and the Company management, if requested, will determine the validity of a complaint and any corrective action, as appropriate. It is the responsibility of the Audit Committee to report to the full Board and to Company management any non-compliance with legal and regulatory requirements and to assure that management takes corrective action including, where appropriate, reporting any violation to the relevant governmental or regulatory authorities. Directors, officers, employees, contractors and consultants that are found to have knowingly violated any laws, governmental regulations, this Code or other Company policies will face appropriate, case specific disciplinary action, which may include demotion, re-assignment, suspension with or without pay or immediate termination.

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
Non-Retaliation
The Company will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any director, officer, employee, contractor or consultant in the terms and conditions of employment or service based upon any lawful actions of such director, officer, employee, contractor or consultant with respect to good faith reporting of complaints regarding Code of Conduct Matters. In addition, an employee who retaliates against someone who has made such a complaint is subject to discipline up to and including termination of employment.
Unsubstantiated Allegations
If a director, officer, employee, contractor or consultant makes a complaint in good faith pursuant to this reporting policy and any facts alleged are not confirmed by subsequent investigation, no action will be taken against the director, officer, employee, contractor or consultant making the complaint. In making a complaint, a director, officer, employee, contractor or consultant should exercise due care to ensure the accuracy of the information disclosed. If after investigation a matter raised under this procedure is found to be without substance and to have been made not in good faith but for malicious or frivolous reasons, the director, officer, employee, contractor or consultant making the complaint could be subject to disciplinary action.
Where alleged facts disclosed pursuant to this reporting policy are not substantiated, the conclusions of the investigation will be made known both to the person who made the complaint (where known) and to the person(s) against whom any allegation was made in the complaint. The finding that the allegations were not substantiated will be made a part of the record.
Retention of Complaints and Documents
At the direction of the Audit Committee, the Chair of the Audit Committee will maintain a log of all complaints, tracking their receipt, investigation and resolution. All complaints submitted regarding alleged violations or concerns will remain confidential to the extent practicable. In addition, all written statements, along with the results of any related investigations, shall be retained by the Company for a minimum of three (3) years.
Administration and Requests for Waivers
Our Board and Audit Committee have established the standards of business conduct contained in this Code and oversee compliance with this Code. The Chair of the Audit Committee has been entrusted with ensuring adherence to the Code.
Any request for a waiver with respect to a particular provision of the Code must be made to the General Counsel of the Company at the address set out below, unless it involves a director or officer of the Company. Any waiver of the Code with respect to directors and officers of the Company may only be granted by the Audit Committee (or the Board, if the potential conflict involves the Chair of the Audit Committee), and requests for such waivers should be made to the Chair of the Audit Committee at the address set out below.

Alamos Gold Inc.
TSX:AGI | NYSE:AGI
General Counsel of Alamos Gold Inc.
“Personal and Confidential”
181 Bay Street, Suite 3910
Toronto, Ontario M5J 2T3
Canada
Or by email to notice@alamosgold.com which will be delivered to the General Counsel of the Company.
Chair of Alamos Gold Inc.’s Audit Committee
“Personal and Confidential”
181 Bay Street, Suite 3910
Toronto, Ontario M5J 2T3
Canada
This Code of Business Conduct and Ethics is a policy statement setting out policies and procedures that govern the conduct of the Company’s business. It is not intended to (and does not in any way): (i) constitute an employment contract or an assurance of continued employment; (ii) create any rights in any employee, director, officer, consultant, supplier, contractor, competitor, shareholder or any other person or entity; or (iii) create a contractual right, commitment or obligation on behalf of Alamos and it is not enforceable against Alamos or any third party.
If there is any conflict or inconsistency between the English version of this Code of Business Conduct and Ethics and any translated version, the English version shall govern.

Dated: July 31, 2024

Alamos Gold Inc.
TSX:AGI | NYSE:AGI

COMPLIANCE CERTIFICATE
I have read and understand the Alamos Gold Inc. Code of Business Conduct and Ethics (the “Code”). I will adhere in all respects to the ethical standards described in the Code. I will proactively report to, and work with, the Chair of the Audit Committee to resolve any situation in which I may be in conflict with the Code. I further confirm my understanding that any violation of the Code will subject me to appropriate disciplinary action, which may include demotion or discharge.
I CERTIFY TO ALAMOS GOLD INC. THAT I am not in violation of the Code, unless I have noted such violation in a signed Statement of Exceptions attached to this Compliance Certificate.

Date: ____________________________________	Signature: _________________________________________ Name: _________________________________________ Title/Position: _________________________________________

Check one of the following:
☐ A Statement of Exceptions is attached.
☐ No Statement of Exceptions is attached.